October 16, 2020
VIA EDGAR CORRESPONDENCE

Ms. Jeanne Baker
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Cumberland Pharmaceuticals Inc.
Form 10-K for the Fiscal year Ended December 31, 2019 and Form 8-K filed May 20, 2020
File No. 001-33637

Dear Ms. Baker:

This letter is provided on behalf of Cumberland Pharmaceuticals Inc. (the “Company”), in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated July 8, 2020 to Michael Bonner with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2019, File No. 001-33637, which was filed by the Company on March 20, 2020 (“Form 10-K”), and Form 8-K, File No. 001-33637, which was filed by the Company on May 20, 2020 (“Form 8-K”). This letter is a follow up to the response letters provided by the Company to the Staff on July 22, 2020 and September 18, 2020.
The Commission’s numbered comments are set forth below in italics, with the Company’s responses immediately following. Defined terms used herein and not otherwise defined herein have the meanings given to them in the Form 10-K.
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Item 2.02 Form 8-K filed May 20, 2020
Exhibit 99.1, page 10
Comment: We note your response to our oral comment issued on August 17, 2020 related to your non-GAAP earnings measure. In light of the fact that you acquired the Vibativ brand with cash, we continue to believe that you should not refer to the impact of the Vibativ inventory sold during the periods presented as non-cash. In addition, the adjustment that you historically included in your non-GAAP earnings measure appeared to reflect the sale of Vibativ at a zero cost basis rather than at a cost basis had the inventory been manufactured or purchased in the ordinary course of business. We believe that any discussion of the impact of the Vibativ inventory sold during the periods presented should be limited to the impact of the fair value adjustment that was recorded during purchase accounting.

Response: In response to the Staff’s comments and the Company’s conversations with the Staff, the Company’s response is as follows. In light of the fact that the Company acquired the Vibativ brand and the associated Vibativ inventory on the acquisition date with cash, the Company will no longer refer to the impact of the Vibativ inventory sold during the periods presented as non-cash. Future disclosure will remove any appearance that the sale of Vibativ was at a zero cost basis rather than at the cost basis had the inventory been manufactured or purchased in the ordinary course of business. As such, the impact of the Vibativ inventory sold during the periods presented will include disclosure of the impact of the fair value adjustment that was recorded during purchase accounting.
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The Company acknowledges that:
•the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We trust that Company has been responsive to the Commission’s comments. If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact me at (615) 255-0068.

Sincerely,

CUMBERLAND PHARMACEUTICALS, INC.

/s/ Michael Bonner
Name: Michael Bonner
Title: Chief Financial Officer